UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synapse Brokerage LLC (formerly MVP Financial LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes (609) 642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Avenue, Suite 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Susan Hayes</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Synapse Brokerage LLC (formerly MVP Financial LLC)</u> , as of <u>December 31</u> , 20 <u>20</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>_____</u>
Signature

<u>Financial & Operations Principal</u>
Title

<u>Ambika Chabra</u>
Notary Public



AMBIKA CHABRA
NOTARY PUBLIC OF NEW JERSEY
Commission # 50010476
My Commission Expires 2/19/2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYNAPSE BROKERAGE LLC
(formerly known as
MVP FINANCIAL, LLC)

**Financial Statements and Report of
Independent Public Accounting Firm
Pursuant to Rule 17a-5**

Year Ended December 31, 2020

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Table of Contents
December 31, 2020

LW LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Synapse Brokerage LLC (formerly known as MVP Financial, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Synapse Brokerage LLC (formerly known as MVP Financial, LLC) as of December 31, 2020 and the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Synapse Brokerage LLC (formerly known as MVP Financial, LLC) as of December 31, 2020, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no ongoing sources of revenue. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of Synapse Brokerage LLC (formerly known as MVP Financial, LLC)'s management. Our responsibility is to express an opinion on Synapse Brokerage LLC (formerly known as MVP Financial, LLC)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Synapse Brokerage LLC (formerly known as MVP Financial, LLC) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital, basic net capital requirement and aggregate indebtedness Under SEC Rule 15c3-1, Computation of Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Synapse Brokerage LLC (formerly known as MVP Financial, LLC)'s financial statements. The supplemental information is the responsibility of Synapse Brokerage LLC (formerly known as MVP Financial, LLC) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

We have served as the company's auditor since 2020

Boynton Beach, Florida
March 19, 2021

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	43,915
Prepaid expenses		1,094
Total assets	$	45,009

Liabilities and member's equity

Liabilities	$	-
Total Liabilities		-

Commitments and contingencies

Member's equity		45,009
Total liabilities and member's equity	$	45,009

The accompanying notes are an integral part of these financial statements.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Operations
For the Year Ended December 31, 2020

Revenues	$	-
Expenses		
Professional fees		27,369
Communications		5,683
Occupancy		1,519
Interest		500
Regulatory fees		7,653
Other		825
Total expenses		43,549
Net loss	$	(43,549)

The accompanying notes are an integral part of these financial statements.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Member's equity (deficit), January 1, 2020	$	(21,442)
Capital contributions		110,000
Net loss		(43,549)
Member's equity, December 31, 2020	$	45,009

The accompanying notes are an integral part of these financial statements.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities

Net loss	$	(43,549)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses and other assets		2,909
Decrease in accrued professional fees payable		(40)
Decrease in accrued interest payable		(1,000)
Decrease in other accrued payables		(1,432)
Net cash used by operating activities		(43,112)

Cash flows from financing activities:

Decrease in subordinated loan payable		(25,000)
Cash contributions from member		110,000
Net cash provided by financing activities		85,000
Net increase in cash		41,888
Cash - December 31, 2019		2,027
Cash - December 31, 2020	$	43,915

Supplemental cash flow information

Cash paid for interest	$	1,500
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business**

Synapse Brokerage LLC (the "Company") is a Delaware limited liability company incorporated on January 15, 2004. The Company was formerly known as MVP Financial, LLC and 100% of its membership interest was sold on July 8, 2020 to Synapse Financial Technologies Inc. (the "Member"). The name of the Company was changed on that date. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

On October 7, 2020 the Company filed a Continuing Membership Application ("CMA") with FINRA to add cash management account services to retail customers which represents a material change to its approved business operations. The CMA is currently under review by FINRA and a response is anticipated no later than April 2021. The Company's other business operations are dormant.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Going Concern
The Company has no current sources of revenue. The Company is waiting on FINRA to approve its CMA and anticipates that FINRA will approve the CMA in April 2021. Upon approval, the Member plans to provide the additional capital required to launch its new line of business.

The Company's ability to continue as a going concern beyond December 31, 2020 is dependent on its ability to obtain additional capital from the Member and to implement its new line of business. These two events are contingent upon FINRA's approval of the CMA during the next 12 months. If FINRA does not approve the CMA, the Company will re-evaluate its future plans. In the event FINRA does not approve the CMA, there is substantial doubt that Company would be able to meet its continuing obligations for at least one year from the issuance of these financial statements.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company earned no revenue during the year ended December 31, 2020.

Cash Equivalents

The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2020.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company believes that it has appropriate support for any tax positions taken and, accordingly, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2017.

3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1.   In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $43,915 which, compared to the requirement of $5,000, results in excess net capital of $38,915. The Company had no aggregate indebtedness at December 31, 2020.

4.   Subordinated Loan

The Company entered into a $50,000 subordinated loan agreement which was not available for net capital purposes with a related party individual in 2009. The loan accrued interest at 12% per annum, with no specified repayment terms and was due on demand. As of December 31, 2020, the outstanding principal of $25,000 and accrued interest of $1,500 had been paid in full. Interest expense incurred on this loan totaled $500 for the year ended December 31, 2020.

5. **Concentrations of Credit Risk and Other Matters**

    The Company believes that it has no material credit risk concentrations at December 31, 2020.

6. **Capital Contributions of Member**

    The Company's former Member contributed $50,000 in additional capital on February 25, 2020. The Company's new Member contributed $60,000 in additional capital during the year ended December 31, 2020.

7. **Subsequent Events**

    The Company has made a review of subsequent events were evaluated through March 19, 2021, the date the financial statements were available to be issued, and found no material reportable subsequent events.

SUPPLEMENTAL INFORMATION

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)   **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Net Capital

Total member's equity	$	45,009
Less non-allowable assets:		
Prepaid expenses		1,094
Net capital before haircuts on securities positions		43,915
Haircuts on securities positions		-
Net capital	$	43,915

Aggregate Indebtedness

	$	-

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,000
Excess net capital	$	38,915
Net capital in excess of 120% of required net capital	$	37,915
Ratio of aggregate indebtedness to net capital		0 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2020 FOCUS Report, Part IIA, Form X-17a-5.

Synapse Brokerage LLC (formerly known as MVP Financial, LLC)   **Schedule II**
Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2020

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

EXEMPTION CERTIFICATION


SYNAPSE BROKERAGE LLC

(Formerly known as MVP FINANCIAL, LLC)

Exemption Report


Synapse Brokerage LLC (formerly known as MVP Financial, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) throughout the fiscal year January 1, 2020 through December 31, 2020.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2020 without exception.

SYNAPSE BROKERAGE LLC
(formerly known as MVP FINANCIAL, LLC)

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



Name: Susan Hayes
Title: Financial & Operations Principal
Date: March 19, 2021

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Synapse Brokerage LLC (formerly known as MVP Financial, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Synapse Brokerage LLC (formerly known as MVP Financial, LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Synapse Brokerage LLC (formerly known as MVP Financial, LLC) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Synapse Brokerage LLC (formerly known as MVP Financial, LLC). stated that Synapse Brokerage LLC (formerly known as MVP Financial, LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. Synapse Brokerage LLC (formerly known as MVP Financial, LLC) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Synapse Brokerage LLC (formerly known as MVP Financial, LLC) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
March 19, 2021